

PB 3/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47098

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAG Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Commerce Square, 2005 Market Street, 7th Floor
(No. and Street)

Philadelphia, Pa 19103
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary Clingempeel (215) 545-6000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann, P.C.
(Name – *if individual, state last, first, middle name*)

401 Plymouth Meeting, Suite 200 Plymouth Meeting, PA 19462
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 2 3 2007
THOMSON
FINANCIAL


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH, D.C.
185
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM 3/22

OATH OR AFFIRMATION

I, Gary Block, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAG Financial, Inc., as of February 27, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
PATRICIA E. GULAS, Notary Public
City of Philadelphia, Phila. County
My Commission Expires October 21, 2008

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of XXXXXXXXXXXXXXXXXXXXXXX Cash Flow
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAG FINANCIAL, INC.

FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2005

MAG FINANCIAL, INC.

Years Ended December 31, 2006 and 2005

CONTENTS

	Pages
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Balance Sheets	2
Statements of Income and Retained Earnings	3
Statements of Cash Flows	4
NOTES TO FINANCIAL STATEMENTS	5 - 6
ADDITIONAL INFORMATION	
Independent Auditors' Report on Additional Information	7
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Act of 1934	8
Reconciliation With the Company's Computations Related to Net Capital Under Rule 15c3-1 of the Securities and Exchange Act of 1934	9
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5	10 - 11



Mayer Hoffman McCann P.C.
An Independent CPA Firm

401 Plymouth Road, Suite 200
Plymouth Meeting, Pennsylvania 19462
610-862-2200 ph
610-862-2500 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors

MAG Financial, Inc.

We have audited the accompanying balance sheets of MAG Financial, Inc. as of December 31, 2006 and 2005, and the related statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of MAG Financial, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of MAG Financial, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Plymouth Meeting, Pennsylvania
February 16, 2007

MAG FINANCIAL, INC.

BALANCE SHEETS

December 31, 2006 and 2005

	2006	2005
ASSETS		
CURRENT ASSETS		
Cash	$ 184,147	$ 86,098
Marketable securities	160,573	3,300
Prepaid taxes	28,000	-
Commissions receivable	37,083	24,000
TOTAL CURRENT ASSETS	409,803	113,398
DUE FROM ESCROW AGENT	266,144	-
TOTAL ASSETS	$ 675,947	$ 113,398
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$ 50,839	$ 50,462
STOCKHOLDER'S EQUITY		
Capital contributed		
Common stock, no par value; 1,000 shares authorized, 100 issued and outstanding	7,000	7,000
Additional paid-in-capital	13,415	13,415
Total capital contributed	20,415	20,415
Retained earnings	604,693	42,521
TOTAL STOCKHOLDER'S EQUITY	625,108	62,936
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 675,947	$ 113,398

See Notes to Financial Statements

MAG FINANCIAL, INC.

STATEMENTS OF INCOME AND RETAINED EARNINGS

Years Ended December 31, 2006 and 2005

	2006	2005
REVENUE		
Commissions earned	$ 656,478	$ 926,623
EXPENSES		
Compensation		
Officer/stockholder	-	615,000
Commissions - other	95,994	79,200
Bank fees	-	10
Consulting fees	-	6,231
Insurance	-	6,340
License fees	-	920
Reimbursed administrative expenses	150,000	150,000
Office supplies and printing	452	319
State and city taxes	136,515	14,342
Professional fees	27,809	9,930
Registrations and assessments	17,970	11,259
SIPC expenses	-	150
TOTAL EXPENSES	428,740	893,701
INCOME FROM OPERATIONS	227,738	32,922
OTHER INCOME		
Gain on sale of assets	2,610,612	-
Unrealized gain on marketable securities, trading	1,137	-
Interest and dividends	7,685	6,557
TOTAL OTHER INCOME	2,619,434	6,557
NET INCOME	2,847,172	39,479
RETAINED EARNINGS		
Balance, beginning of year	42,521	133,042
Distribution to stockholder	(2,285,000)	(130,000)
TOTAL RETAINED EARNINGS	$ 604,693	$ 42,521

See Notes to Financial Statements

MAG FINANCIAL, INC.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2005 and 2004

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 2,847,172	$ 39,479
Adjustments to reconcile net income to net cash flows from operating activities		
Gain on sale of assets	(2,610,612)	-
Unrealized gain on marketable securities, trading	(1,137)	-
Decrease (increase) in operating assets		
Commissions receivable	(13,083)	27,935
Prepaid taxes	(28,000)	-
Increase in operating liabilities		
Accounts payable and accrued expenses	377	15,814
NET CASH FLOWS FROM OPERATING ACTIVITIES	194,717	83,228
CASH FLOWS FROM INVESTING ACTIVITIES		
Net proceeds on sale of assets	2,193,132	-
Purchase of marketable securities, trading	(4,800)	-
NET CASH FLOWS FROM INVESTING ACTIVITIES	2,188,332	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Distribution to stockholder	(2,285,000)	(130,000)
NET INCREASE (DECREASE) IN CASH	98,049	(46,772)
CASH, BEGINNING OF YEAR	86,098	132,870
CASH, END OF YEAR	$ 184,147	$ 86,098

Supplemental disclosure of cash flow information:

The following is a summary of supplemental noncash investing activities:

Buyer's common stock representating proceeds on sales of operations:	
Due from escrow agent	$ 266,144
Marketable securities	151,336
	$ 417,480

See Notes to Financial Statements

MAG FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS

(1) Summary of significant accounting policies

Nature of business - MAG Financial, Inc. (the "Company") was incorporated in January 1994, and commenced operations in 1995 upon receiving its broker/dealer approval from the National Association of Securities Dealers. The Company's principal business activity is selling insurance products with an investment aspect. The sole stockholder of this Company is also a stockholder in two other insurance agencies which sell life insurance policies, but not investment products. Those agencies are related to the Company through common ownership.

Sale of assets - On December 15, 2006, the Company and the two related entities sold most of their assets and the rights, title and interest in its businesses, along with customer lists, renewal rights, insurance and broker relationship agreements and accounts, and the books and records pertaining to the businesses. The Company's share of the proceeds from the sale was $2,243,955 in cash plus $417,480 in common stock from the buyer. This transaction resulted in a net gain of $2,610,612, net of related expenses and commission receivable totaling $50,823.

The buyer is a publicly held company and the stock used for the purchase has no restrictions. In addition, shares having a market value at closing of $266,144 are being retained in an escrow account until 2008, and are subject to certain restrictions. The shares which were issued to the Company total $151,336 are being held temporarily by the Company as marketable securities.

The Company is no longer doing business or selling insurance policies and will be closed and/or liquidated at a date to be determined.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes - The Company is an "S" corporation for Federal and state reporting purposes. Accordingly, all income or losses subject to income taxes is allocated to the individual stockholder for inclusion in his personal income tax returns.

Marketable securities - Securities are stated at fair value with gains or losses resulting in the changes in fair value recognized currently in earnings. Interest and dividends are included in investment income.

The amounts due from escrow agent include marketable securities issued by the purchaser of the Company's operations and are reported at fair market value.

Concentration of credit risk - The Company maintains cash accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses from maintaining cash accounts in excess of the insured limits. Management believes that it is not exposed to any significant credit risks on its cash accounts.

Commission revenue - Commission revenue is recognized once the initial agreement has been brokered and renewal commissions are recognized on the anniversary date of the intial agreement.

MAG FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS

(1) Summary of significant accounting policies (continued)

Commissions receivable - Commissions receivable are stated at the amount management expects to collect from outstanding balances. Bad debts are provided for on an allowance method based upon management's evaluation of uncollectible commissions receivable at the end of the year. The Company considers commissions receivable to be fully collectible; accordingly, no allowance for losses is required.

(2) Related party transactions

The Company pays for administrative services rendered by a related entity with common ownership. In both 2006 and 2005, the total reimbursement paid to the related entity for administrative services was $150,000.

(3) Marketable securities

As of December 31, 2005, marketable securities, available-for-sale consisted of 300 stock warrants entitling the bearer to purchase 300 shares of common stock of the National Association of Securities Dealers. The warrants were exercised during 2006 for an exercise price of $16 per share. After the exercise of the warrants the Company changed the classification of the securities to trading as the Company intends to sell the securities in early 2007. The fair value of the stock at December 31, 2006, was $9,237. In addition, the Company has stock it received from the buyer at a fair market value of $151,336 as of December 31, 2006.

(4) Major customers

During 2006, commissions from two insurance companies accounted for approximately 28% of commissions earned. During 2005, commissions from four insurance companies accounted for approximately 61% of commissions earned.

(5) Net capital requirements

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2006 and 2005, the Company had net capital of $289,142 and $35,636, which was $284,142 and $30,636, respectively, in excess of its required net capital of $5,000. The Company's net capital ratio was 0.176 and 1.416 to 1 as of December 31, 2006 and 2005, respectively.

(6) Reserve requirements

The Company is exempt from the reserve requirements under Rule 15c3 of the Securities and Exchange Commission. As a result of Section (k)(1), due to its limited business (mutual funds and/or variable annuities only), the Company is exempt since it sells only variable annuities and does not hold customer funds or securities.

(7) Contingency

The allocation of the purchase price among the three sellers (i.e., related parties) was based upon a best estimate of the allocation between the buyer and seller. A formal independent valuation is in process which could impact the amounts allocated to the Company.

ADDITIONAL INFORMATION



Mayer Hoffman McCann P.C.
An Independent CPA Firm

401 Plymouth Road, Suite 200
Plymouth Meeting, Pennsylvania 19462
610-862-2200 ph
610-862-2500 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

To the Board of Directors

MAG Financial, Inc.

Our report on the audits of the basic financial statements of MAG Financial, Inc. for the years ended December 31, 2006 and 2005, appears on page one. Those audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mayer Hoffman McCann P.C.

Plymouth Meeting, Pennsylvania
February 16. 2007

MAG FINANCIAL, INC.

ADDITIONAL INFORMATION - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934

December 31, 2006

NET CAPITAL	
Total stockholder's equity	$ 625,108
Total stockholder's equity qualified for net capital	625,108
Deductions and/or charges	
Nonallowable assets	
Prepaid taxes	28,000
Due from escrow agent	266,144
Total nonallowable assets	294,144
Haircuts	24,086
Undue concentration	17,736
Total deductions	335,966
Net capital	$ 289,142
AGGREGATE INDEBTDNESS	
Accounts payable and accrued expenses	$ 50,839
Total aggregate indebtdness	$ 50,839
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 5,000
Excess net capital	$ 284,142
Excess net capital at 1000%	$ 284,058
Ratio: Aggregate indebtedness to net capital	0.176

See Independent Auditors' Report on Additional Information

MAG FINANCIAL, INC.
ADDITIONAL INFORMATION - RECONCILIATION WITH THE COMPANY'S COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934
(Included in Part IIA of Form X-17A-5 as of December 31, 2006)

December 31, 2006

RECONCILIATION WITH THE COMPANY'S COMPUTATION OF NET CAPITAL

Net capital as reported in Part I of Form X-17A-5	$	177,774
Audit adjustments:		
To record additional commission income receivable		36,615
To record additional accrued expenses		(45,839)
To record additional haircuts		(22,700)
To record undue concentration haircut		(17,736)
Reduction in nonallowable asset		468
To record marketable securities		151,336
To corrrect cash balance		9,224
Net capital as reported on Schedule I	$	289,142

RECONCILIATION WITH THE COMPANY'S COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness as reported in Part IIA of Form X-17A-5	$	5,000
Audit adjustment:		
To record additional accounts and accrued expenses		45,839
Total aggregate indebtedness as reported on Schedule I	$	50,839

See Independent Auditors' Report on Additional Information



Mayer Hoffman McCann P.C.
An Independent CPA Firm

401 Plymouth Road, Suite 200
Plymouth Meeting, Pennsylvania 19462
610-862-2200 ph
610-862-2500 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors

MAG Financial, Inc.

In planning and performing our audit of the financial statements and additional information of MAG Financial, Inc. for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

Plymouth Meeting, Pennsylvania
February 16. 2007

END